Exhibit 99.1

CEDAR REALTY TRUST ANNOUNCES PLANNED TENDER OFFER

Virginia Beach, Virginia, September 25, 2024 – Cedar Realty Trust, Inc. (NYSE: CDRpB, CDRpC) (the “Company”) announced today that it plans to commence on September 25, 2024 a “modified Dutch auction” tender offer (the “Offer”) to purchase up to an aggregate amount paid of $9 million of shares of its outstanding 6.50% Series C Cumulative Redeemable Preferred Stock (the “Series C Shares”), at a price per Series C Share of not less than $13.25 and not greater than $15.50. The tender offer will commence upon the filing by the Company of a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”).

The Offer is expected to commence on September 25, 2024, and is intended to expire at 5:00 p.m., New York City time, on Thursday, October 24, 2024, unless the offer is extended. Tenders of Series C Shares must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration time, in each case, in accordance with the procedures described in the tender offer materials. The Company intends to pay for the shares repurchased in the Offer with available cash. The closing price of the Series C Shares on the New York Stock Exchange on September 24, 2024, the last full trading day before the planned commencement of the tender offer, was $13.98 per Series C Share.

A “modified Dutch auction” tender offer allows stockholders to indicate how many shares of stock and at what price within the specified offer range they wish to tender their stock. Based on the number of Series C Shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest price per Series C Share within the specified range that will enable it to purchase up to an aggregate amount paid of $9 million of Series C Shares at such price, or such lesser number of Series C Shares that are tendered and not withdrawn (the “Final Purchase Price”), subject to the terms of the Offer. All Series C Shares purchased by the Company in the Offer will be purchased at the same price.

If, based on the Final Purchase Price, more than an aggregate amount paid of $9 million of Series C Shares (or such greater number of Series C Shares as the Company may choose to purchase in accordance with applicable rules) are properly tendered and not properly withdrawn, the Company will purchase shares tendered at or below the Final Purchase Price on a pro rata basis, subject to certain conditional tender provisions. Stockholders whose Series C Shares are purchased in the Offer will be paid the determined purchase price in cash, less any applicable withholding taxes and without interest, after the expiration of the Offer.

The Offer will not be contingent upon the receipt of financing or any minimum number of Series C Shares being tendered. However, the Offer is subject to a number of other terms and conditions, which will be described in detail in the offer to purchase for the Offer. Specific instructions and a complete explanation of the terms and conditions of the Offer will be contained in the offer to purchase, the related letter of transmittal and other related materials, which will be mailed to stockholders of record promptly after commencement of the Offer.

While the Company’s Board of Directors has authorized the Company to make the Offer, none of the Company, its Board of Directors, the Company’s officers, the information agent, or the depositary makes any recommendation as to whether to tender or refrain from tendering Series C Shares or as to the price at which to tender them. The Company has not authorized any person to make any such recommendation. Stockholders must make their own decision as to whether to tender their Series C Shares and, if so, how many Series C Shares to tender and the purchase price or purchase prices at which they will tender them. In doing so, stockholders should consult their own financial and tax advisors and read carefully and evaluate the information in the Offer documents, when available.

Georgeson LLC is serving as information agent for the tender offer and Computershare Inc. is serving as the depositary for the tender offer. Alston & Bird LLP is serving as counsel to the Company for the tender offer. Once commenced, for all questions relating to the tender offer, please call the information agent, Georgeson LLC toll-free at (866) 735-3807; banks and brokers may call the depositary, Computershare Inc., at (800) 736-3001.

Additional Information Regarding the Tender Offer

This communication is for informational purposes only and is not a recommendation to buy or sell the Company’s Series C Shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell the Company’s Series C Shares or any other securities. On the commencement of the Offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the SEC. The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the information agent for the tender offer.

About Cedar Realty Trust

Cedar Realty Trust, Inc., a wholly-owned subsidiary of Wheeler Real Estate Investment Trust, Inc., is a Maryland corporation (taxed as a real estate investment trust ("REIT")) that focuses on owning and operating income producing retail properties with a primary focus on grocery-anchored shopping centers in the Northeast. Cedar's portfolio comprises 17 properties, with approximately 2.6 million square feet of gross leasable area.

For additional financial and descriptive information on the Company, its operations and its portfolio, please refer to the Company's website at www.whlr.us.

Contact Information:

Cedar Realty Trust, Inc.

(757) 627-9088

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “estimates”, “projects”, “anticipates”, “believes”, “expects”, “intends”, “future”, and words of similar import, or the negative thereof. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. You are cautioned to not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.